JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 22, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 101 to the Registration Statement under the Securities Act of 1933 and Amendment No. 102 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The addition of the following Funds:

JNL/American Funds Balanced Allocation Fund;
JNL/American Funds Growth Allocation Fund;
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund;
JNL/Morgan Stanley Mid Cap Growth Fund; and
JNL/Neuberger Berman Strategic Income Fund.

2)	The following two Fund Name Changes: JNL/PAM Asia ex-Japan Fund to JNL/Eastspring Investments Asia ex-Japan Fund; and JNL/PAM China-India Fund to JNL/Eastspring Investments China-India Fund.

3)
The termination of Capital Guardian Trust Company as sub-adviser to the JNL/Capital Guardian U.S. Equity Growth Fund with new sub-adviser UBS Global Asset Management (Americas) Inc, and a corresponding Investment Objective/Strategy and Fund Name Change.

4)
The termination of Eagle Asset Management, Inc. as sub-adviser to the JNL/Eagle Core Equity Fund with new sub-adviser Dimensional Fund Advisors LP, and a corresponding Investment Objective/Strategy and Fund Name Change.

5)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 22, 2011

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Alison White

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary